UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of January, 2015

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

 (Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
               Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

1.	Notice for CEMEX, S.A.B. de C.V.’s (NYSE:CX) Ordinary General Shareholders Meeting to be held on March 26, 2015, in the city of Monterrey, Nuevo León, Mexico.
2.	Notice for CEMEX, S.A.B. de C.V.’s (NYSE:CX) Extraordinary General Shareholders Meeting to be held on March 26, 2015, in the city of Monterrey, Nuevo León, Mexico.
3.	Supplemental information to the agenda for the (i) Ordinary and (ii) Extraordinary Shareholders Meetings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	January 30, 2015	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Notice for CEMEX, S.A.B. de C.V.’s (NYSE:CX) Ordinary General Shareholders Meeting to be held on March 26, 2015, in the city of Monterrey, Nuevo León, Mexico.
2.	Notice for CEMEX, S.A.B. de C.V.’s (NYSE:CX) Extraordinary General Shareholders Meeting to be held on March 26, 2015, in the city of Monterrey, Nuevo León, Mexico.
3.	Supplemental information to the agenda for the (i) Ordinary and (ii) Extraordinary Shareholders Meetings.

4